

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Craig Fraser
Chief Executive Officer
WINDTREE THERAPEUTICS INC /DE/
2600 Kelly Road, Suite 100
Warrington, PA 18976

  Re: WINDTREE THERAPEUTICS INC /DE/
   Registration Statement on Form S-1
   Filed February 14, 2023
   File No. 333-269775

Dear Craig Fraser:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lauren Hamill at 303-844-1008 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Jennifer Porter